Exhibit 8.1

InMode Ltd.
List of Subsidiaries

Name	Jurisdiction of Incorporation
Invasix Inc.	Delaware, USA
Invasix Corp.	Canada
InMode M.D. Ltd.	Israel
Invasix UK Ltd.	United Kingdom
InMode Japan KK	Japan
Invasix Iberia S.L.	Spain
Guangzhou InMode Medical Technology Ltd.	China
InMode Asia Limited.	Hong Kong
InMode India Private Limited	India
InMode Australia Pty Ltd	Australia
IMD France EURL	France